

Mail Stop 3561

February 3, 2010

Mr. Barry Cheung
Chief Financial Officer
China Interactive Education, Inc.
c/o MenQ Technology Group Limited
Block C, Zhennan Road, South District
Zhongshan City, Guangdong Province
People's Republic of China

> **Re:** **China Interactive Education, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 29, 2010**
> **File No. 333-134287**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed January 29, 2010

1. The audit firm AGCA CPA Limited is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to

all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_429 76. We may be unable to complete our review and accept the reports of AGCA CPA Limited until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to complete this process, AGCA CPA Limited should inquire with Kevin Stout, Staff Accountant, in the Office of the Chief Accountant (202-551-5930). Please advise us of AGCA CPA Limited's plans to complete this process and the results of any discussions between the firm and the Office of the Chief Accountant.

2.   We understand that STS Partners LLP was engaged on October 14, 2009 and that Jorgensen & Co issued audit reports on your financial statements for the years ended December 31, 2007 and 2008. Please confirm our understanding and, if true, state that STS Partners LLP did not issue any audit reports on your financial statements for either of the past two years or otherwise advise. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3.   Please acknowledge your obligation to file an updated letter from your former accountant as an exhibit to the amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows at 202-551-3322 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief

cc: Dawn Bernd-Schulz
        Pillsbury Winthrop Shaw Pittman LLP